Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

Telephone: (713) 651-5151	Facsimile:	(713) 651-5246

January 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	Anne Nguyen Parker, Branch Chief
John P. Lucas, Staff Attorney

Via EDGAR

Re:	Enbridge Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 19, 2009
Response Letter dated October 16, 2009
File No. 1-10934

Dear Ladies and Gentlemen:

We write this letter on behalf of Enbridge Energy Partners, L.P. to respond to the comment letter received from the staff on December 3, 2009, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”), to our April 28, 2009 response to the comment letter received from the staff on March 31, 2009, to our August 6, 2009 response to the comment letter received from the staff on July 7, 2009 and to our October 16, 2009 response to the comment letter received from the staff on September 21, 2009. We have responded to each comment by number. For the convenience of the staff, we have repeated the comment immediately preceding the applicable response. In this letter, we refer to Enbridge Energy Partners, L.P. as EEP and to Enbridge Inc. as Enbridge or ENB.

Draft Compensation Discussion and Analysis

1.	We note your response to prior comment 1 and reissue the comment in relevant part. With respect to the STI Plan, we note that you have provided disclosure of the corporate return on equity performance measure. However, with respect to the business unit and individual performance goals, you have only identified the relevant performance goals by category (e.g. financial, safety, system integrity, employee engagement) and have not disclosed the actual targets.

United States Securities Exchange Commission

January 8, 2010

In addition, we note the draft disclosure provided in your prior response letter dated August 6, 2009, which states at page A-4 that a significant percentage of the value of awards granted under the PSU Plan and the PBSO Plan is conditioned on obtaining certain predetermined performance goals.

Please revise your draft disclosure to provide the relevant performance targets. To the extent you believe that disclosure of the targets would result in competitive harm, provide the analysis required by Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

In response to this comment, EEP will modify the proposed expanded Compensation Discussion and Analysis included in our prior letters, which EEP plans to include in future filings, to provide disclosure similar to that set forth below. EEP, however, respectfully submits that disclosure of the specific business unit performance measures used for the achievement of that portion of the STIP awards is not required due to the highly competitive nature of the market for EEP’s services that is dominated by current and prospective competitors that are, or are affiliated with, major companies some of which have substantially greater financial, technical, personnel and marketing resources than EEP has and that disclosure of both historical and future performance targets would provide EEP’s competitors with confidential and strategic information that could be used against it resulting in competitive harm to the operation of its business and its customers. Accordingly, EEP respectfully believes that performance targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. EEP will expand the information for the business unit performance measures to disclose the specific relative weighting factors and the sub-measures and specific relative weighting. By way of example, if EEP disclosed specific earnings targets or targets for reducing accidents or incidents, a competitor could use that information in its own strategy or to attempt to secure the business of one of EEP’s customers.

STIP

The business unit performance measures detail for each of the NEOs, other than Mr. Letwin, are set forth in the following tables for 2008. Mr. Letwin’s business unit performance measure was an earnings target, which was exceeded.

United States Securities Exchange Commission

January 8, 2010

Stephen J. Wuori
Performance Measure	Weight	Sub Measure % Weightings		Performance Multiplier*
Financial	35%	ENB Liquids Pipelines earnings	25%	2.0
		EEP Liquids Pipelines earnings	9%
		EIF Liquids Pipelines earnings	1%
System Integrity	12.50%	Mainline Releases	9.4%	1.3
		Facilities Leaks Mainline and Gathering System	3.1%
Employee Attraction & Retention	12.50%	Attraction	6.25%	2.0
		Retention	6.25%
Customer Satisfaction	12.50%	Customer relationships	3%	0.5
		Overall customer satisfaction	9.5%
Business Development	15.00%	Securing commercial support for key growth initiatives		1.0
Employee Safety	12.50%	Days Away Injuries per 200,000 hours	4.16%	0
		Medical Aid Injuries per 200,000 hours	4.16%
		Motor Vehicle Incidents per million miles driven	4.16%
		Overall multiplier		1.3

Al Monaco
Performance Measure	Weight	Sub Measures & Weightings	Multiplier*
Project Performance	27%	Cost	1.8
	36%	Schedule	1.5
	13%	Environmental/Regulatory	1.4
	12%	Safety	1.9
Processes & Control	12%	Voluntary Turnover	1.6
		Overall multiplier	1.7

*	The multipliers range from 0 to 2, with 1.0 meaning that the performance measure was met. The overall multipliers reflect rounding.

United States Securities Exchange Commission

January 8, 2010

Terry McGill
Performance Measure	Weight	Sub Measures & Weightings		Multiplier*
Financial	50%	Net Income	50%	0.4
Safety	15%	Total Recordable Injury Frequency	10%
		Days Away Severity Rate	5%	1.8
System Integrity	10%	Integrity Management Program	5%
		Reportable Spills/Leaks	5%	0.7
Employee Engagement	15%	Voluntary Turnover	10%	1.9
		Survey Participation	5%
Regulatory Compliance	10%	SOX Compliance	5%
		Environmental Regulatory Citations	2.5%	1.9
		Compliance Training Participation	2.5%
		Overall multiplier		1.0

Mark Maki
Performance Measure	Weight	Sub Measures & Weightings		Multiplier*
Financial	50%	Gas Transportation Net Income	25%	1.2
		Liquids Pipelines Net Income (75% Canadian and 25% U.S.)	25%
Safety	15%	Total Recordable Injury Frequency	10%
		Days Away Severity Rate	5%	1.8
System Integrity	10%	Integrity Management Program	5%
		Reportable Spills/Leaks	5%	0.7
Employee Engagement	15%	Voluntary Turnover	10%	1.9
		Survey Participation	5%
Regulatory Compliance	10%	SOX Compliance	5%
		Environmental Regulatory Citations	2.5%	1.9
		Compliance Training Participation	2.5%
		Overall multiplier		1.4

*	The multipliers range from 0 to 2, with 1.0 meaning that the performance measure was met. The overall multipliers reflect rounding.

United States Securities Exchange Commission

January 8, 2010

PSU Plan

The PSU Plan is a three-year performance-based unit plan. Performance measures and targets are established at the start of the term to reflect the mid-term objectives of Enbridge in the execution of its strategic plan. Achievement of the performance targets can decrease or increase the final award value in a range of zero to 200%. PSUs do not involve the issuance of any shares of stock of Enbridge. Awards are granted annually and paid in cash at the end of the three-year term based on:

Number of Units Granted
+	Additional Units that Represent Reinvested Dividends had Enbridge Shares Been Issued Instead of Units;
x	Multiplier (0 – 2) Depending on the Performance Relative to Criteria Established at the Time of Grant;
x	The Market Value of an Enbridge Share at the End of the Term;
=	$ PSU Award

For 2008, two performance criteria, each weighted 50%, were established for the grant: earnings per share (“EPS”) and price to earnings ratio (“P/E Ratio”). EPS reflects Enbridge’s commitment to its shareholders to achieve earnings that meet or exceed industry growth rates. Enbridge established the EPS target to reflect performance that would be consistent with the average growth rate forecast of peer companies over a comparable time period. The EPS required to achieve a two multiplier (the maximum) would demonstrate achievement of the long-range strategic plan and a growth rate that is 50% or more than the forecast average of peer companies. Performance must at least meet 3% compound annual growth in EPS for a threshold payment, below which the multiplier would be zero. The multipliers are defined in 0.25 increments from zero to two with corresponding EPS levels.

The second performance criterion is the Enbridge P/E Ratio relative to a selected comparator group of companies. Enbridge’s P/E Ratio performance has historically been very strong, therefore, performance below the median of the peer group results in a multiplier of zero, performance between the median and 75th percentile results in a multiplier of one and performance above the 75th percentile results in a multiplier of two. The following table presents the comparator group of companies for purposes of evaluating the Enbridge P/E Ratio.

P/E Ratio – Comparator Group of Companies
Oneok Inc. Sempra Energy PG&E Corp. Centerpoint Energy Inc. Nisource Inc. Ameren Corp. OGE Energy Corp	TransCanada Corporation Spectra Energy Corp. TransAlta Corp. National Fuels Gas Corp. Canadian Utilities Fortis Inc. Emera Inc.

This peer group of companies was selected because they are capital market competitors of Enbridge, similar in risk profile and in a comparable sector.

United States Securities Exchange Commission

January 8, 2010

PBSO Plan

The performance criteria for the 2007 PBSOs are Enbridge share price targets of CA$50 and CA$55. The approach used to determine the share price targets was determined from the long-range plan which is integrated with the strategic growth plans of Enbridge and historic industry P/E ratio information.

If any member of the staff has questions regarding the foregoing, please contact Laura J. McMahon of this firm at 713/651-5658.

Very truly yours,

Fulbright & Jaworski L.L.P.

Enclosures

cc: Mark Maki